ORTELIUS ADVISORS, L.P.
450 Park Avenue, Suite 2700
New York, NY 10022

October 8, 2021

BY OVERNIGHT DELIVERY AND E-MAIL

Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, TX 75254
Attn: David Brickman
Senior Vice President, Secretary and General Counsel
Email: dbrickman@capitalsenior.com

Re: Demand for Inspection of Books and Records of Capital Senior Living Corporation, Inc. Pursuant to 8 Del. C. § 220

Dear Mr. Brickman:

Ortelius Advisors, L.P., a limited partnership organized under the laws of Delaware ("OA"), is the beneficial owner of 277,423 shares of common stock, par value $0.01 per share (the "Common Stock"), of Capital Senior Living Corporation, a Delaware corporation (the "Company"), as of the date hereof. Attached to this letter as Exhibit A is a copy of OA's Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 15, 2021, reflecting proof of OA's beneficial ownership of the Company's Common Stock.

For the reasons set forth below, OA hereby demands inspection pursuant to Section 220 of the Delaware General Corporation Law (the "DGCL") and requests that the Company immediately make available for inspection and copying the books and records (the "Books and Records") of the Company described in the Appendix to this demand.[1] The purpose of this demand is to gather information regarding potential mismanagement, breaches of fiduciary duty and/or malfeasance by the Company's management and/or members of the Company's Board of Directors (the "Board"), including the "Transaction Committee" of the Board (the "Transaction Committee") as defined in the Definitive Proxy Statement of the Company filed with the SEC on August 31, 2021 (as amended and supplemented, the "Proxy Statement"), and potential breaches of the duty of disclosure, in connection with the Company's review of potential capital raising and other financing alternatives from 2019 to 2021 (the "Review"), entry into various transactions with affiliates of Conversant Capital LLC and others as described in the Proxy Statement, and solicitation of stockholder votes, relating to (a) the Investment Agreement dated July 22, 2021 (the "Investment Agreement") with Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, which are managed or advised by Conversant Capital LLC (together, the "Conversant Investors"), relating to a private placement of 82,500 shares of newly designated Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), at a price per share equal to $1,000 (the "Private Placement"); (b) the Company's intention to initiate a rights offering (the "Rights Offering") to grant the holders of the outstanding shares of Common Stock the right to purchase at $32 per share (the "Subscription Price") a number of shares of Common Stock that would result in gross cash proceeds to the Company of approximately $70 million; (c) the Conversant Investors' agreement to partially

[1] For the purposes of this letter, the term "Books and Records" means all documents and other nonverbal methods of information storage of any nature whatsoever referring or related to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the Company's directors, officers, or other employees.

backstop the Rights Offering up to $42.5 million through the purchase of up to 42,500 additional shares of Series A Preferred Stock (the "Backstop Commitment"); (d) the Company's agreement to allow the Conversant Investors to acquire up to 25,000 additional shares of Series A Preferred Stock (the "Equity Accordion"); (e) the Company's entry into a $17.295 million secured promissory note with the Conversant Investors (the "Promissory Note") to provide interim debt financing to the Company; (f) the Board's approval of a cash retention pool of $4.215 million (the "Cash Retention Pool") and 257,000 performance shares for certain employees (the "Performance Shares"), and an amendment to the Company's 2019 Omnibus Stock and Incentive Plan; and (g) the Amended and Restated Investment Agreement dated October 1, 2021 (the "A&R Investment Agreement"), which changed the terms of the Private Placement to include both Common Stock and Series A Preferred Stock, and provided for the issuance of Common Stock purchase warrants and the issuance of additional Common Stock as a backstop premium[2], the Rights Offering Backstop and Participation Agreement dated October 1, 2021 with Silk Partners, LP ("Silk") and Arbiter Partners QP, LP ("Arbiter QP"), as well as the Voting Agreements (the "Voting Agreements") signed by certain stockholders, including Kimberly Lody, the President and Chief Executive Officer of the Company, Silk, and Arbiter QP to vote in favor of certain proposals (the "Meeting Proposals") necessary to effect the Transactions at the Company's special meeting of stockholders scheduled for October 22, 2021 (the "Special Meeting").

Background Facts

The Company is one of the largest operators of senior housing communities in the United States. Beginning in the second half of 2017, the Company's operational performance began a sustained decline, which continued through the end of 2018. After presiding over two years of value destruction, the Board appointed one of its own members, Kimberly S. Lody, to serve as the Company's Chief Executive Officer and President. At that time, Ms. Lody had no prior executive experience in the seniors housing industry. Under the stewardship of the Board and Ms. Lody, the Company adopted a flawed business model and entered into a series of costly triple-net leases to recklessly expand operations. The Company's liabilities subsequently ballooned, which proved problematic once occupancy and revenue growth deteriorated. Notably, the Company's tailspin began long before the COVID-19 crisis emerged, rendering the pandemic a convenient excuse for current leadership.

On July 28, 2019, the Board authorized the creation of the Transaction Committee to advise the Board on potential capital raising and other financing alternatives. The Transaction Committee consisted of Ms. Lody, Michael Reid, Ross Levin and Philip Brooks. Mr. Levin, a director since March 2017, is Director of Research for Arbiter Partners Capital Management LLC ("Arbiter") and a principal in that firm. Around July 2019, Arbiter and its affiliates were beneficial owners of approximately 14.4% of the Common Stock, constituting the Company's largest stockholder. Mr. Reid has served on the Board since 2009 and as Chairman of the Board since 2016, and Mr. Brooks has been a director since 2010. Thus, from inception, it was clear that at least half of its members would be interested in any strategic transaction identified by the Transaction Committee.

Although appointed in July 2019, the Transaction Committee did not retain a financial adviser until November 2019, when it hired Morgan Stanley. According to the Proxy Statement, in early 2020, the Transaction Committee abandoned its effort "to address certain of the concerns cited by potential

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[2] The Investment Agreement, "Private Placement, Rights Offering, Backstop Commitment, Equity Accordion, Promissory Note, and A&R Investment Agreement are collectively referred to as the "Transactions")

investors." The Company has not disclosed the parameters of the process undertaken in July 2019 or the investor "concerns" to stockholders.

The Company entered 2020 with significant challenges, including an annual operating shortfall of $22 million. It was therefore ill-prepared for the COVID-19 pandemic. By March 25, 2020, the Company's market capitalization had shrunk to $18.2 million, it had received a notice of delisting from the New York Stock Exchange, and there was substantial doubt about the Company's ability to continue as a going concern. A number of actions taken by the Company thereafter, including utilizing government relief, helped to improve the Company's liquidity position. The Company also benefited from the re-opening of the economy and wide-spread vaccine availability.

In November 24, 2020, the Company again engaged Morgan Stanley to assist with reviewing potential strategic alternatives. At that time, the Company did not publicly announce that it was considering strategic alternatives. Beginning in January 2021, at the direction of the Transaction Committee, Morgan Stanley contacted 33 potential investors. The Company has not disclosed meaningful information regarding the parameters of the Transaction Committee's and Morgan Stanley's solicitation of potential investors. In March 2021, Conversant and two other potential investors submitted non-binding proposals. In May 2021, the parties described as "Bidder 2" and "Bidder 3" in the Proxy Statement indicated that they would no longer pursue a strategic transaction with the Company.

On June 17, 2021, the Company and Conversant executed a non-binding term sheet. In the June and July 2021 timeframe, as transaction terms were being negotiated, Company management and Morgan Stanley discussed the transactions with representatives of Arbiter. Of note, Arbiter's representative, Mr. Levin, was a member of the Transaction Committee.

On July 21, 2021, the Board determined the Investment Agreement and the Transactions contemplated thereby to be fair to, advisable and in the best interests of the Company and unanimously adopted resolutions by written consent to, among other things, (i) approve the Investment Agreement and the transactions contemplated thereby, including the Private Placement and the Rights Offering, (ii) approve the other transaction documents, including the Promissory Note, (iv) direct that the Meeting Proposals be submitted to the stockholders of the Company for approval and (v) recommend approval of the Meeting Proposals by the Company's stockholders. The Company announced the Transactions on July 22, 2021. The Board also approved significant compensation to management, with Ms. Lody to receive the lion's share. Thus, of the $4.215 million Cash Retention Pool, Ms. Lody is to receive $1,626,000, or 39%, and of the 257,400 Performance Shares, 51,400, or 20%. This outsized compensation is inexplicable given the Company's claims of financial distress and effort to paint the Transactions as rescue finance. Making matters worse, Ms. Lody will receive a disproportionate amount of her award in cash, poorly aligning her interests with minority stockholders. It does not appear from the Company's disclosure that the award of Cash Retention Pool or Performance Shares to Ms. Lody were reviewed and approved by the Board's Compensation Committee, as required by that Committee's Charter.

The Transactions, both as announced on July 22 and later revised, will shift control of the Company to Conversant. Under the terms of that Investment Agreement, Conversant would have become beneficial owner of 32.01% to 63.12% of the Company's common stock on an as-converted basis and be entitled to appoint 3 to 5 seats of the nine-member Board. Notwithstanding the change in control and the representation in the Proxy Statement that the Transactions are "fair", the Transaction Committee did not obtain a fairness opinion as to the pricing of the Series A Preferred Stock. This is particularly troubling given the Company's substantially improved performance in 2021. Moreover, unless stockholders do not approve the Meeting Proposals at the Special Meeting, the Company would effectively be forced to close the Transactions regardless of the submission of any alternative financing proposals or business developments, as the Investment Agreement does not provide for a pre-closing shop period or a fiduciary out for the Board. This was particularly concerning given that Conversant would be rewarded with a substantial break-up premium if the Company were to terminate the Transactions.

On August 9, 2021, OA delivered a letter to the Board expressing these and other concerns and its opposition to the transactions contemplated by the Investment Agreement and issued a press release attaching the letter. On August 17, 2021, OA filed a preliminary proxy statement with the SEC, which was followed by a definitive proxy statement on September 2, 2021, and other public communications with the Company's stockholders.

On August 16, 2021, the Company filed a preliminary proxy with the SEC, followed by the filing of the Proxy Statement on August 31, 2021, and announcement of a special meeting to be held on October 12, 2021. The Company's disclosures misleadingly painted the Company as facing imminent financial ruin, and therefore having no choice but to accept Conversant's terms, although it has in fact modest near-term maturities and substantial real estate value backing its debt. The Proxy Statement also lacked important information regarding the Review, including the instructions given to Morgan Stanley in connection with the Review, the transaction parameters given to potential financing sources, why the Company chose to conduct the Review privately and without seeking input from an appropriate cross-section of stockholders, and whether there was an attempt to re-engage with any potential bidders in late stages of the process after the Company's financial condition showed improvement. The completion of a robust strategic review process is a critical component of the Company's justification for the Transactions, and the Company's disclosures regarding the Review omit material information necessary for stockholders to make an informed decision with respect to the Meeting Proposals and to determine whether the Company's directors have properly observed their fiduciary duties.

In September 2021, in the face of OA's opposition to the Transactions, the Company engaged with Silk and Arbiter to explore participating in a revised transaction. On September 28, 2021, the Company announced that it was postponing the Special Meeting to October 22, 2021.

On October 1, 2021, following further discussions with Conversant, Silk and Arbiter, the Company announced it had entered into the A&R Investment Agreement. To the detriment of the Company's other existing stockholders, the Company has bought Arbiter's and Silk's votes by awarding Arbiter a de facto break-up fee equal to 1% of the Common Stock for commitments in connection with the Rights Offering, whether or not the Transactions are approved at the Special Meeting, and awarding Silk two board seats upon the closing of the Transactions. Under the terms of the A&R Investment Agreement, Conversant would become beneficial owner of 38.2% to 67.9% of the Company's common stock on an as-converted basis, and be entitled to appoint 4 seats of the nine-member Board. As before, the Board failed to obtain a fairness opinion to support the revised transaction terms. With Ms. Lody retaining her Board seat and Conversant and Silk designating six directors, only two independent directors would remain to represent minority stockholder interests.

Again, unless stockholders do not approve the Meeting Proposals at the Special Meeting, the Company would effectively be forced to close the Transactions regardless of the submission of any alternative financing proposals or business developments, as the A&R Investment Agreement does not provide for a pre-closing shop period or a fiduciary out for the Board. Moreover, despite the lack of a fiduciary out in the A&R Investment Agreement, Conversant will be rewarded with a substantial break-up fee if the Meeting Proposals are rejected and the Company were to terminate the Transactions. This break-up fee of 132,175 shares represents 6% of the Company today, and approximately 3% of the Transactions' total deal value. Discussion of this material item was conspicuously missing from the Company's October 1st announcement summarizing the terms of the new deal.

On October 4, 2021, the Company filed Revised Definitive Proxy Soliciting Materials (the "Revised Proxy") with the SEC, and on October 5, 2021, filed its investor presentation titled "The Right Path Forward for CSU" with the SEC. It appears that the Revised Proxy is riddled with significant, misleading omissions of information, particularly in the section titled "Background of the Transactions." For example, this section discusses the Company's financial condition in Q2 2021 as support for the Board's judgment on the Company's financial needs, without subsequent mention of the loan extension entered into with BBVA from August 2021 (disclosed in the Company's Form 10-Q for that quarter), which significantly undercuts the Company's claims regarding its distressed financial condition and purported lack of available alternatives. Moreover, the Company's description of the events of September 26, 2021, and the Company's and Conversant's interactions with OA are materially misleading. On September 26, 2021, OA was informed of revised transaction terms as accepted by all other parties, and the Company offered for OA to participate in the backstop on similar terms to Arbiter. The Revised Proxy omits the details of this proposal and misrepresents OA's response. In particular, the Revised Proxy critiques OA for not making an alternative financing offer, without making clear that the Company would not be able to even discuss terms with OA based on restrictions under agreements with Conversant. These same restrictions, of course, would prevent other bidders from approaching the Company with a better offer, and raise concerns that any proposals received, such as the public announcement by Invictus Global Management LLC, will not receive the necessary consideration by the conflicted Transaction Committee or Board.

**Proper Purpose**

The purposes of the demand for inspection are to allow Ortelius to:

1. Investigate potential wrongdoing, mismanagement, conflicts of interest, corporate waste and breaches of fiduciary duties by certain members of the Company's management team and/or Board or others, including the Transaction Committee, in connection with the Transactions;

2. Determine whether the Company and Transaction Committee fully explored all alternatives for maximizing stockholder value during the Review and whether the Company engaged in proper due diligence leading up to the Transactions and whether the Board and the Transaction Committee determined that the Transactions were fair and whether they were approved with the best interests of stockholders in mind;

3. Analyze Board processes relating to the appointment of the Transaction Committee, to determine, *inter alia*, whether there were failures in Board oversight with respect to the foregoing matters, any material deficiencies and/or mismanagement by certain of the directors or senior management with respect to understanding the Company's business, as well as whether the Transaction Committee, the Company and its managers undertook a legitimate, good faith effort to explore means to maximize value for stockholders;

4. Analyze the adequacy of the Company's disclosure to determine whether the disclosure made precludes the Company's stockholders from making an informed decision about the Transactions and the matters requiring stockholder approval at the Special Meeting;

5. Determine the independence and disinterestedness of the directors serving on the Transaction Committee;

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6. Evaluate potential corrective measures and whether to take appropriate action in the event certain directors or others did not properly discharge their fiduciary duties, including whether to bring a direct or derivative action against certain members of the Board or management.

According to 8 Del. C. § 220(b)(2), a "proper purpose" shall mean a purpose reasonably related to such person's interest as a stockholder. Under Delaware law, it is well-established that a stockholder's "desire to investigate wrongdoing or mismanagement is a 'proper purpose'" for a books and records demand. *Seinfeld v. Verizon Commc'n Inc.*, 909 A.2d 117, 121 (Del. 2006) (citing *Nodana Petroleum Corp. v. State ex rel. Brennan*, 123 A.2d 243, 246 (Del. 1956)). Investigating mismanagement is proper "because where the allegations of mismanagement prove meritorious, investigation furthers the interest of all stockholders and should increase stockholder return." *Id.* (citing *Saito v. McKesson HBOC, Inc.*, 806 A.2d 113, 115 (Del. 2002)); *see also City of Westland Police & Fire Ret. Sys. v. Axcelis Techs., Inc.*, 1 A.3d 281, 289 n. 30, ("proper purpose" includes "to discuss corporate finances and management's inadequacies, and then, depending on the responses, determine stockholder sentiment for either a change in management," "to communicate with other stockholders in order to effectuate changes in management policies," and "to determine an individual's suitability to serve as a director" (citation omitted)). It is also a proper purpose to seek records to determine the adequacy of disclosure. *Donnelly v. Keryx Biopharmaceuticals, Inc.*, 2019 EL 5446015, *4 (Del. Ch. Oct. 24, 2019) (citing *Corwin v. KKR Fin. Holdings LLC*, 125 A.3d 304, 312 (Del. 2015)). In addition, a stockholder may seek records to investigate issues of director disinterestedness and independence. *See AmerisourceBergen v. Lebanon Cty. Empl. Ret. Fund,* 243 A.3d 417, 425 (Del. 2020).

Stockholders may use information about corporate mismanagement, waste, or wrongdoing in several ways, and such uses are not limited to litigation. For example, they may "seek an audience with the board [or directors] to discuss proposed reform or, failing in that, they may prepare a stockholder resolution for the next annual meeting, or mount a proxy fight to elect new directors." *Seinfeld*, 909 A.2d at 119-20 (quoting *Saito*, 806 A.2d at 117). Here, OA has recommended that stockholders vote "No" to the Company's proposals. These possible courses of action and possible corrective measures fall well within a stockholder's rights under Delaware law, and thus gathering information for this purpose is proper. *See AmerisourceBergen v. Lebanon Cty. Empl. Ret. Fund,* 243 A.3d 417, 428-29 (Del. 2020).

Books and Records Sought

OA hereby demands the right to inspect and copy the Books and Records of the Company described in the Appendix, as they are reasonably related to OA's interest in the Company.

If any responsive materials have been redacted on the basis of privilege, please identify such materials and the nature of the privilege asserted. In addition, please certify that all books and records responsive to OA's demand have been produced or identify which responsive books and records have not been produced and the reasons they were withheld.

OA hereby designates and authorizes Steve Wolosky, Kenneth S. Mantel and Adrienne Ward of Olshan Frome Wolosky LLP ("Olshan"), and any other persons designated by any of the foregoing or by OA, acting singly or in any combination, to conduct the inspection and copying herein requested. Pursuant to Section 220 of the DGCL, you are required to respond to this demand and produce the materials identified above within five business days after the demand has been made. Accordingly, please advise Mr. Wolosky (telephone (212) 451-2333, email: swolosky@olshanlaw.com), Mr. Mantel (telephone (212) 451-2326, email: kmantel@olshanlaw.com) and Ms. Ward (telephone (212) 451-2368, email award@olshanlaw.com) as promptly as practicable within the requisite timeframe, when and where the items requested above will be made available to OA. If the Company contends that this demand is incomplete or is otherwise deficient

5998776-2

in any respect, please notify OA immediately in writing, with a copy to Olshan, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, OA will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. OA reserves the right to withdraw, modify or supplement this demand at any time.

I hereby affirm that the purposes for the demanded inspection as set forth above constitute a true and accurate statement of the reasons OA desires to review the demanded Books and Records, and that such demand is made in good faith. These purposes are proper and reasonably related to OA's interest as a stockholder of the Company.

ORTELIUS ADVISORS, L.P.

By: Ortelius Management, LLC, its general partner

By: _____

Name: Peter DeSorcy
Title: Managing Member

Enclosures.

cc: Steve Wolosky, Esq., Olshan Frome Wolosky LLP
         Kenneth Mantel, Esq., Olshan Frome Wolosky LLP
         Adrienne M. Ward

5998776-2

APPENDIX

Books and Records Demands

The demanded inspection includes all Books and Records within the Company's possession, custody, or control for the period January 1, 2019, through the present, unless otherwise indicated:

1. All Board Materials[3] and Senior Management Materials[4] referring or relating to:

    a. the formation of the Transaction Committee;

    b. the Review;

    c. the Investment Agreement (including all Exhibits thereto);

    d. the Private Placement;

    e. the Rights Offering;

    f. the Backstop Commitment;

    g. the Promissory Note;

    h. the Equity Accordion;

    i. the amendment of the Investment Agreement and other agreements announced on October 1, 2021, including the A&R Investment Agreement (including all Exhibits thereto), as well as the participation of Arbiter in the Rights Offering and any fees and/or expenses payable to Conversant and Arbiter in connection with the Rights Offering or otherwise;

    j. the Voting Agreements;

    k. the Cash Retention Pool;

    l. the Performance Shares;

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[3] The term "Board Materials" used herein means all minutes, resolutions, or other records of any Board and/or regular or Transaction Committee or Compensation Committee meeting, and all documents provided, considered, discussed, prepared, or disseminated, including materials on board portals, in draft or final form, at, in connection with, in anticipation of, or as a result, of any meeting of the Board or any regular or specially created committee thereof, including, without limitation, all presentations, Board packages, recordings, agendas, summaries, memoranda, charts, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, or resolutions. "Board Materials" also includes "Informal Board Materials," which includes electronic communications between directors and the corporation's officers and senior employees. *See KT4 P'rs LLC v. Palantir Techs., Inc.*, 203 A.3d 738, 742, 753 (Del. 2019).

[4] The term "Senior Management Materials" means all documents and communications, regardless of whether they were ever provided to the Board or any committee thereof, discussed by, created by, provided to, and/or sent by any "C"-suite executive officer of the Company, "prepared in connection with, in anticipation or as a result of a board meeting." *See AmerisourceBergen*, 243 A.3d at 439.

     m. any strategic alternative evaluated by the Board, other than the Transactions (a "Strategic Alternative");

     n. any financial analysis of the Company by management, Morgan Stanley or a third-party advisor relating to the Transactions or any Strategic Alternative;

     o. any fairness opinion or recommendation relating to the value of the Company's shares at the time the Transactions were priced, or Board Materials relating to the determination that a fairness opinion or valuation was not required;

     p. the retention (or possible retention) of any advisor or consultant to advise the Company and the Board, including the Transaction Committee, with respect to the Transactions or any Strategic Alternative; and

     q. any projections regarding the Company's future financial and operating performance.

2. All documents reflecting terms of the Transactions, including any and all term sheets, non-binding proposals, letters of intent or related documents between the Company and the Conversant Investors, Arbiter and Silk in connection with an alternative financing or transaction.

3. All documents reflecting terms of any Strategic Alternative, including any and all term sheets, non-binding proposals, letters of intent or related documents between the Company and any other third party in connection with an alternative financing or transaction, including the parties described as "Bidder 2" and "Bidder 3" in the Proxy Statement.

4. Any and all agreements with any advisor or consultant hired or retained by the Company, including Morgan Stanley, in connection with the Transactions.

5. Any non-disclosure agreements entered into by potential investors in a strategic transaction, including the non-disclosure agreements entered into in and around November 2019 and January 2021 referenced in the Proxy Statement, and any requests to waive standstill agreements therein.

6. Documents sufficient to identify the "concerns cited by potential investors" referenced at p.10 of the Proxy Statement.

7. Any written communications, including emails, involving the Board or the Company's senior executives, concerning: (i) the Review; (ii) any Strategic Alternative; (iii) the Transactions; (iv) the Conversant Investors; (v) Silk; (vi) Arbiter; (vii) OA; (viii) the Voting Agreements; (ix) the Cash Retention Pool; (x) the Performance Shares; (xi) any financial analysis of the Company by the Company's senior executives or by a third-party advisor; and (xii) any forecasting and projections regarding the Company's future performance.

8. Any materials provided to, or presentations made to, investors or potential investors (including the Conversant Investors, Silk and Arbiter and potential investors that signed non-disclosure agreements) in connection with or otherwise relating to the Transactions and any Strategic Alternative.

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9. Documents sufficient to identify the persons who prepared investor presentations on behalf of the Company in connection with the Special Meeting, including the presentations filed with the SEC on October 5, 2021 and October 7, 2021.

10. Documents reflecting any and all personal, familial, financial, social, or business relationships between or among any Officers or Board members of the Company on the one hand and employees, officers or Board members of the Conversant Investors, Silk and Arbiter on the other.

11. All director questionnaires for members of the Transactions Committee for the last three years and all documents concerning their appointment to the Transactions Committee.

12. Any documents concerning any assessment made by the Company, its management, or the Board (including any of their respective representatives or advisors) regarding each member of the Transaction Committee's disinterest and independence.

13. Any other demand by any other Company stockholder pursuant to Section 220 that relates to the Transactions and any Strategic Alternative.

14. All documents produced to any other stockholder in response to a demand pursuant to Section 220 of the DGCL for books and records concerning the Transactions and any Strategic Alternative.

See Attached Schedule 13D/A

SC 13D/A 1 sc13da411126004_09132021.htm AMENDMENT NO. 4 TO THE SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)[1]

Capital Senior Living Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

140475203
(CUSIP Number)

Ortelius Advisors, L.P.
c/o Peter DeSorcy
450 Park Avenue, Suite 2700
New York, NY 10022
(917) 595-5010

Steve Wolosky, Esq.
Kenneth Mantel, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

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[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

	Pangaea Ventures, L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ? (b) ?	
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	?	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 277,423	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 277,423	

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,423	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	?
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%	
14	TYPE OF REPORTING PERSON PN	

<p style="text-align:center">2</p>

CUSIP No. 140475203

1	NAME OF REPORTING PERSON Ortelius Advisors, L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ? (b) ?	
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)	?	

	OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 277,423
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 277,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,423	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	?
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%	
14	TYPE OF REPORTING PERSON IA	

3

CUSIP No. 140475203

1	NAME OF REPORTING PERSON Peter DeSorcy		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ? (b) ?	
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	?	
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York		

NUMBER OF SHARES BENEFICIALLY OWNED BY	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER

EACH REPORTING PERSON WITH			
		277,423	
	9	SOLE DISPOSITIVE POWER	
		- 0 -	
	10	SHARED DISPOSITIVE POWER	
		277,423	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		
	277,423		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		?
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		
	12.7%		
14	TYPE OF REPORTING PERSON		
	IN, HC		

CUSIP No. 140475203

This Amendment No. 4 to the Schedule 13D (this "Amendment No. 4") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Capital Senior Living Corporation, a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 25, 2021 (the "Original Schedule 13D"), as amended by each of Amendment No. 1 filed on June 9, 2021 ("Amendment No. 1"), Amendment No. 2 filed on August 9, 2021 ("Amendment No. 2"), and Amendment No. 3 filed on August 12, 2021 ("Amendment No. 3", and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Schedule 13D"). Any capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

This Amendment No. 4 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership ("Pangaea"); (ii) Ortelius Advisors, L.P., a Delaware limited partnership ("OA"); and (iii) Peter DeSorcy ("Mr. DeSorcy", and, together with Pangaea and OA, the "Reporting Persons").

Since the date of Amendment No. 3, OA delivered an open letter to the Issuer's stockholders and issued a related press release, and released a detailed presentation regarding its opposition to the Issuer's proposed financing transactions and issued a related press release. This Amendment No. 4 is being filed to amend Item 4 of the Schedule 13D to reflect those developments. Except as amended hereby, all statements and disclosures in the Schedule 13D remain accurate as of the date of this Amendment No. 4.

Item 4.   **Purpose of Transaction**

Item 4 of the Schedule 13D is hereby amended to add the following:

On September 13, 2021, OA delivered an open letter to the Issuer's stockholders reiterating its strong opposition to the Issuer's proposed transactions with Conversant Capital LLC and urging stockholders to vote AGAINST the Issuer's proposals at its upcoming special meeting of stockholders. As further detailed in the letter, OA disagrees with the Board's claim that the proposed transactions are "the only viable path forward" for the Issuer. OA believes that there are more affordable and equitable financing options that would better serve the interests of the Issuer and its stockholders. Further, OA stated that it is prepared to participate as a backstop and subscribe well beyond its pro rata stockholdings in a new equity rights offering, provided that the offering is decoupled from the proposed transactions. OA issued a press release including the full text of the letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 15, 2021, OA released a detailed presentation regarding its opposition to the Issuer's proposed financing transactions and issued a related press release. The presentation sets out OA's views and analysis with respect to the proposed transactions, the Issuer's prospects and potential alternative pathways for the Issuer. Copies of the presentation and the related press release are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

Item 7.   **Material to be filed as Exhibits**

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description of Exhibits
99.1	Press Release, dated September 13, 2021
99.2	Presentation
99.3	Press Release, dated September 15, 2021

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2021

PANGAEA VENTURES, L.P.

By: Ortelius Advisors GP I, LLC, its general partner

By: /s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: September 15, 2021

ORTELIUS ADVISORS, L.P.

By: Ortelius Management, LLC, its general partner

By: /s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: September 15, 2021

/s/ Peter DeSorcy
Peter DeSorcy

6

AFFIDAVIT

State of New York   )
) ss:

County of New York   )

PETER DESORCY, being sworn, states that:

1.   I executed the foregoing letter, and the information and facts stated therein (including the information regarding Ortelius Advisors, L.P.'s ownership and the purpose of this demand for inspection) is true and correct; and

2.   Such demand for inspection is reasonably related to Ortelius Advisors, L.P.'s interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of Capital Senior Living Corporation.



_____
Peter DeSorcy

Subscribed and sworn to before me
this ___8th___ day of October, 2021.



_____
Notary Public



DANNY MARIN
Notary Public - State of New York
NO. 01MA6395125
Qualified in Kings County
My Commission Expires Jul 22, 2023

My commission expires: July 22, 2023

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that the undersigned hereby constitutes, designates and appoints Steve Wolosky, Kenneth S. Mantel and Adrienne Ward, of Olshan Frome Wolosky LLP, and any of their respective partners, associates, employees and any other persons designated by the foregoing or by the undersigned, as the undersigned's true and lawful attorney-in-fact and agent for the undersigned, and in the undersigned's name, place and stead, in any and all capacities, to conduct the inspection and copying of the information demanded in the enclosed stockholder inspection demand pursuant to Section 220 of the Delaware General Corporation Law, dated October __, 2021.

IN WITNESS THEREOF, the undersigned has executed this instrument effective as of the 8 th day of October, 2021.

ORTELIUS ADVISORS, L.P.



By: _____

Name: Peter DeSorcy

Title: Managing Member

Subscribed and sworn to before me
this __8TH__ day of October, 2021.



Notary Public



DANNY MARIN
Notary Public - State of New York
NO. 01MA6395125
Qualified in Kings County
My Commission Expires Jul 22, 2023

My commission expires: JULY 22, 2023